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                                                                  EXHIBIT 99.12

MCKESSON CORP.
    One Post Street, San Francisco CA 94104-5296 Tel 415 983 8300

    ALAN SEELENFREUND Chairman and Chief Executive Officer

                                                        [LOGO OF MCKESSON
                                                         APPEARS HERE]

                                                                   July 15, 1994

DEAR STOCKHOLDERS:

  I am pleased to inform you that on July 10, 1994, McKesson Corporation entered into an Agreement and Plan of Merger providing for the acquisition by Eli Lilly and Company of McKesson's pharmaceutical benefits management business, which is primarily operated by PCS Health Systems, Inc. and Clinical Pharmaceuticals, Inc., two subsidiaries of McKesson (the "PCS business"), for $4 billion in cash.

  As required by the Agreement and Plan of Merger, ECO Acquisition Corporation, a subsidiary of Eli Lilly, has commenced today a cash tender offer (the "Offer") to purchase all outstanding shares of McKesson Common Stock (the "Shares") at a price of $76.00 net per Share. The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn, prior to the expiration of the Offer, a number of Shares that represent at least a majority of the total voting power of McKesson. Following the purchase of Shares under the Offer and satisfaction of certain other conditions, including such approval by McKesson stockholders as may be required by law, McKesson and ECO Acquisition Corporation will merge (the "Merger") and each Share not purchased in the Offer (other than Shares held by stockholders who have perfected any appraisal rights available under Delaware law and Shares held by Eli Lilly and certain other entities related to Eli Lilly or McKesson) will be converted into the right to receive $76.00 in cash or such higher price per Share as may be paid pursuant to the Offer, without interest.

  In addition, prior to the consummation of the Offer, McKesson will (i) transfer the businesses of the Company and its subsidiaries other than the PCS business to SP Ventures, Inc., a newly-formed corporation which was established to hold all of the assets of the Company other than those related to the PCS business ("New McKesson") and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock of New McKesson for each Share held of record as of a date determined by McKesson's Board of Directors (collectively, the "Spin-Off"). After giving effect to the Spin-Off and the consummation of the Offer, the current businesses of McKesson (other than its PCS business) will be continued through New McKesson. Of the $4 billion to be paid by Eli Lilly, Eli Lilly has agreed to contribute $600 million to McKesson, subject to certain adjustments, which amount will be transferred to New McKesson to meet certain tax and transaction costs and for the general corporate purposes of New McKesson.

  THE BOARD OF DIRECTORS OF MCKESSON HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE SPIN-OFF, DETERMINED THAT THE OFFER, THE MERGER AND THE SPIN-OFF ARE FAIR TO THE STOCKHOLDERS OF MCKESSON AND ARE IN THE BEST INTERESTS OF THE STOCKHOLDERS OF MCKESSON, AND RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF MCKESSON.

  In arriving at its recommendation, the Board of Directors has given careful consideration to a number of factors as described in the enclosed Schedule 14D-9 filed with the Securities and Exchange Commission, including the opinion of Morgan Stanley & Co. Incorporated, McKesson's financial advisor, that, taken together, as of the date of its opinion, the Spin-Off and the consideration to be received by the holders of Shares in the Offer and the Merger are fair from a financial point of view to such holders. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the
Schedule 14D-9 carefully.
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  Accompanying this letter is the Offer to Purchase of ECO Acquisition
Corporation, a subsidiary of Eli Lilly, dated July 15, 1994, together with related materials including the Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully before making your decision with respect to tendering your Shares.

  On behalf of the Board of Directors and management of McKesson, we thank you for your support.

                                          Sincerely,

                                          /s/ Alan Seelenfreund

                                          Alan Seelenfreund
                                          Chairman and
                                          Chief Executive Officer

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